MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

April 10, 2012

Patrick Scott

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   MainStay VP Funds Trust (“Registrant”) (SEC File Nos. 002-86082 and 811-03833-01) Post-Effective Amendment No. 65 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Scott:

I am writing in response to comments you provided to me on April 4, 2012, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“Commission”) on February 6, 2012, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”). On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1: Certain Portfolios describe investments in derivative instruments, please review the Portfolios’ principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that a Portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Registrant has reviewed the Portfolios’ principal strategies and principal risk disclosures with respect to derivative instruments. In this regard, the Registrant believes that the disclosure is not too generic or standardized, and that it describes the actual derivative instruments that the Portfolios intend to use to achieve their investment objectives and the associated principal risks.

Comment 2: Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the Portfolios’ Risk/Return Summary as an exhibit to its registration statement within 15 business days of the effective date of a post-effective amendment to its registration statement filed pursuant to Rule 485(b) under the Securities Act. See IC-28617 (February 9, 2010).

Response: The Registrant is aware of its obligation to file Interactive (XBRL) Data for the Portfolios’ Risk/Return Summary as an exhibit to its registration statement within 15 business days of the effective date of a post-effective amendment to its registration statement filed pursuant to Rule 485(b) under the Securities Act.

Comment 3: Confirm that the Portfolios will not trade under a ticker symbol.

Response: The Registrant confirms that neither Initial nor Service Class shares of the Portfolios will trade under a ticker symbol.

Comment 4: The information conveyed in footnote 1 regarding management fees with respect to Portfolios is not prescribed by Form N-1A. Please delete the footnote.

Response: The Registrant believes that the footnote is important information in helping investors understand the management fees of the Portfolios. For this reason, the Registrant has determined to retain the footnote.

Comment 5: Under Item 9, disclose whether the Portfolios’ investment objective may be changed without shareholder approval, as required by Item 9 of Form N-1A.

Response: In the section entitled “More About Investment Strategies and Risks” under the subsection “Investment Policies and Objectives,” the Registrant discloses that “[u]nless otherwise stated, each Portfolio’s and Underlying Portfolio/Fund’s investment objective is non-fundamental and may be changed without shareholder approval.” For this reason, the Registrant believes it has met the requirements of Item 9 of Form N-1A.

Comment 6: Please revise the Registrant’s Item 9 disclosure to provide a more detailed explanation of the Principal Strategies and Risks described under Item 4. In addition, if the Registrant intends to include non-principal strategies and risks in this section, please clarify which strategies and risks are principal and which are more ancillary in nature.

Response: The Registrant has reviewed the Item 9 disclosure in light of your comment. The Registrant believes that the Item 9 disclosure adequately describes how the Portfolios intend to achieve their investment objectives. Moreover, because the prospectus and SAI include disclosure concerning several series of the Registrant, certain strategies and risks may be considered non-principal for some Portfolios, but not for others depending on the Portfolios. In this regard, the Registrant discloses that “[s]ome Portfolios and Underlying Portfolios/Funds may use the investments/strategies discussed below more than other Portfolios and Underlying Portfolios/Funds.” For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 7: Please include information responsive to Item 10(a)(1)(ii)(A) of Form N-1A. Also, please include the information required by Item 10(a)(1)(iii) of Form N-1A.

Response: With respect to the information responsive to Item 10(a)(1)(ii)(A) of Form N-1A, the Registrant believes that the disclosure is responsive to Item 10(a)(1)(ii)(A) of Form N-1A. Instruction 3 to Item 10(a)(1)(ii)(A) states that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” The Registrant notes that fee schedules for the subadvisors are disclosed in the SAI. With respect to including the information required by Item 10(a)(1)(iii) of Form N-1A, the Registrant will update the disclosure consistent with this comment.

2

Comment 8: Please include disclosure on the back cover page to the effect that “[a]dditional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.” Further, please disclose that these annual and semi-annual reports are likewise available free of charge. See Item 1(b)(1) of Form N-1A.

Response: With respect to the inclusion of the disclosure to the effect that “Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year,” the Registrant includes disclosure on the back cover page that states: “ANNUAL/SEMI-ANNUAL REPORTS - Provide additional information about the Portfolios’ investments and include discussions of market conditions and investment strategies that significantly affected the Portfolios’ performance during the last fiscal year.”

With respect to the comment concerning disclosure that these annual and semi-annual reports are likewise available free of charge, the Registrant includes disclosure at the top of the back cover page in bold that states that “More Information about the Portfolios is available free upon request:” For these reason, the Registrant believes it has met the requirements of Item 1(b)(1) of Form N-1A.

****

The Registrant hereby acknowledges that (i) it is responsible for the adequacy and the accuracy of the disclosure contained in the Amendment; (ii) comments of the Commission staff or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing made; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please contact Kevin M. Bopp at 973.394.4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary of the Registrant

cc:	J. Kevin Gao, Chief Legal Officer
Sander M. Bieber, Dechert LLP
3